Exhibit 12.1

Computation of Ratios of Earnings to Fixed Charges and Preferred Stock Dividends

(in thousands)

	Quarter Ended March 31,	Year Ended December 31,
	2017	2016	2015	2014	2013	2012
Ratio of Earnings to Fixed Charges
Earnings
Income (loss) before provision for income taxes	$(13,485)	$545	$(28,907)	$41,139	$(1,162)	$(43,355)
Plus:
Fixed charges	3,343	25,813	14,061	9,810	15,895	13,396
Amortization of capitalized interest	73	297	216	160	160	160
Equity earnings in unconsolidated subsidiaries	–	–	–	–	–	–
Less:
Capitalized interest	(176)	(1,307)	–	–	–	–
Income (loss) before income taxes and fixed charges	$(10,245)	$25,348	$(14,630)	$51,109	$14,893	$(29,799)
Fixed charges
Interest expense, net, including amortization of deferred financing fees	$2,637	$22,406	$12,594	$9,438	$15,671	$13,049
Capitalized interest	176	1,307	–	–	–	–
Estimate of interest component in rent expense	530	2,100	1,467	372	224	347
Total fixed charges	$3,343	$25,813	$14,061	$9,810	$15,895	$13,396
Ratio of Earnings to fixed charges	(3.1)	1.0	(1.0)	5.2	0.9	(2.2)
Excess (deficiency)	$(13,588)	$(465)	$(28,691)	$41,299	$(1,002)	$(43,195)

	2017	2016	2015	2014	2013	2012
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends
Earnings
Income (loss) before provision for income taxes	$(13,485)	$545	$(28,907)	$41,139	$(1,162)	$(43,355)
Plus:
Fixed charges and preferred dividends	3,823	27,765	16,007	11,756	17,160	14,664
Amortization of capitalized interest	73	297	216	160	160	160
Equity earnings in unconsolidated subsidiaries	–	–	–	–	–	–
Less:
Capitalized interest	176	(1,307)	–	–	–	–
Preferred dividends	(480)	(1,952)	(1,946)	(1,946)	(1,265)	(1,268)
Income (loss) before income taxes and fixed charges	$(9,893)	$25,348	$(14,630)	$51,109	$14,893	$(29,799)
Fixed charges and preferred dividends
Interest expense, net, including amortization of deferred financing fees	$2,637	$22,406	$12,594	$9,438	$15,671	$13,049
Capitalized interest	176	1,307	–	–	–	–
Estimate of interest component in rent expense	530	2,100	1,467	372	224	347
Preferred dividends	480	1,952	1,946	1,946	1,265	1,268
Total fixed charges and preferred stock dividends	$3,823	$27,765	$16,007	$11,756	$17,160	$14,664
Ratio of earnings to fixed charges and preferred stock dividends	(2.6)	0.9	(0.9)	4.3	0.9	(2.0)
Excess (deficiency)	$(13,716)	$(2,417)	$(30,637)	$39,353	$(2,267)	$(44,463)